FOR IMMEDIATE RELEASE
                                               MARCH 29, 1999

                                               CONTACTS:

                                                                    Larry A. May
                                                   BioSource International, Inc.
                                                                    805-987-0086
                                                        larry.may@biosource.com

                                                               Aspasia Alexander
                                                   BioSource International, Inc.
                                                                    805-987-0086
                                                         aspasia.a@biosource.com


    BIOSOURCE INTERNATIONAL, INC. ANNOUNCES 4TH QUARTER SALES OF $5.5 MILLION
                 AND 4TH QUARTER AND YEAR-END OPERATING RESULTS

CAMARILLO, CALIF. - MARCH 29, 1999

OPERATING RESULTS

BioSource International, Inc. (Nasdaq: BIOI) today announced its operating results for the fourth quarter of fiscal 1998 ended December 31, 1998. Net revenues for the quarter were $5.5 million, compared to $4.9 million reported for the same period in 1997. The Company reported a net loss of $4.1 million, or $(.57) per share, versus net income of $696,000, or $.08 per share for the same quarter last year.

For the year ended December 31, 1998, BioSource reported net revenues of $21.9 million, compared to $20.6 million for the year December 31, 1997. The net loss for the year was $5.1 million, or $(.68) per share, compared to net income of $3.2 million, or $.36 per share, reported for the year ended December 31, 1997.

The Company attributed the increase in net revenues during the fourth quarter to increased sales in the US and Europe. Sales in Japan fell significantly during the quarter due to overall economic conditions in the area, but this decrease was offset primarily by sales from Quality Controlled Biochemicals (QCB) and Biofluids, whose acquisitions were completed late in the quarter.

The increase in expenses and net loss for the quarter was primarily attributable to non-recurring charges associated with the acquisition of QCB and Purchased In-process Technology related to products under development at the date of acquisition, the restructuring of certain European operations and an increase in European inventory reserves.

"While the non-recurring charges we took associated with acquisitions, European restructuring and non-cash inventory reserves had an adverse impact on what would otherwise have been a profitable year, we believe they were sound decisions for the company's future," said James H. Chamberlain, President and Chief Executive Officer of BioSource. "We are already beginning to see that value as we integrate QCB and Biofluids into our overall product line, R&D capabilities and distribution system. Moreover, the full value of QCB lies in its robust pipeline of products that are still in development."

ACQUISITIONS

During the quarter, BioSource completed the acquisition of QCB, a leading supplier of phosphopeptides, phosphorylation state-specific antibodies, custom peptides and antibodies. QCB's product line includes proprietary assay kits, antibodies and bioactive peptides focused on signal transduction, apoptosis and Alzheimer's disease research. More than 150 of these products are currently for sale and more than 100 products are currently under development. BioSource recorded a non-recurring Purchased In-Process Technology charge of $4.2 million during the fourth quarter related to the acquisition of QCB. During 1999, approximately 6 new signal transduction reagents have already been released.

Also during the quarter, BioSource completed the acquisition of Biofluids, a regional supplier of high quality serum, media and buffers in the Northeast. Biofluids is also a leading supplier to government research institutions.

OTHER QUARTERLY HIGHLIGHTS

o BioSource released twenty-two products during the fourth quarter for the study of apoptosis (programmed cell death) and the cell cycle (cell division). Apoptosis and cell cycle reagents are utilized in many research fields including, but not limited to, immunology, embryology, aging, AIDS, neurology and cancer.
o Twenty-two new ELISA kits, antibodies and proteins were introduced for BioSource's cytokine product line and 31 reagents for Flow cytometry applications. In total, 75 new products were added to the Biosource catalog in the fourth quarter.

BioSource International, Inc. is engaged in the development, manufacture, marketing and distribution of immunological reagents, test kits and oligonucleotides used in biomedical research. The types of products supplied by the Company include a range of bioactive proteins, enzymes, substrates, antibodies, human and murine cytokines, growth factors and a variety of assay systems for the detection of biological molecules. These products focus on areas of research such as immunology, AIDS, and cancer. The Company focuses its sales efforts on academic, industrial, and governmental laboratories.

This news release may contain forward looking statements that involve risks and uncertainties including risks described from time to time in reports filed by BioSource International, Inc. with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 10-K.

BioSource International, Inc.'s management team will host a conference call to discuss the results at 2:00 p.m. (Pacific Time)/5:00 p.m. (Eastern Time) on March 29, 1999. Interested parties may call the following number (619) 707-8006 a few minutes before the call to allow for adequate hook-up time. The call will last approximately 45 minutes. Q&A's will be allowed towards the end of the call.

                      BIOSOURCE INTERNATIONAL, INC. AND SUBSIDIARIES
                                 COMPARATIVE BALANCE SHEET
                                  (Amounts in thousands)

                                                                DECEMBER 31,  DECEMBER 31,
                                                                   1998         1997
                                                                -----------  -----------

                                     ASSETS
Current Assets
    Cash & cash equivalents .................................   $   7,076.9  $   9,477.5
    Short-term investments ..................................            --      4,968.7
    Accounts receivable, less allowance for doubtful accounts
    of $301.0 in 1998 and $203.0 in 1997 ....................       4,381.0      3,459.5
    Inventories, net ........................................       4,970.6      7,883.4
    Prepaid expenses and other current assets ...............         726.2      1,599.3
    Deferred income taxes ...................................       1,123.4        248.0
                                                                -----------  -----------
         Total current assets ...............................      18,278.1     27,636.4

Property and equipment, net .................................       5,513.6      4,560.1
Other assets, including intangibles .........................      15,769.2        737.6
Deferred income taxes .......................................       1,839.2        223.0
                                                                -----------  -----------
                                                                $  41,400.1  $  33,157.1
                                                                ===========  ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
    Accounts payable ........................................   $   1,643.0  $   1,446.4
    Accrued expenses ........................................       4,144.0      1,472.7
    Current Portion of Long term debt .......................       3,024.2         34.5
    Deferred income .........................................         625.9           --
    Income tax payable ......................................         601.7        252.8
                                                                -----------  -----------
         Total current liabilities ..........................      10,038.8      3,206.4

Long term Debt, less current portion ........................      13,665.6      1,292.4
                                                                -----------  -----------
         Total liabilities ..................................      23,704.4      4,498.8

Stockholders' equity:
Common stock, $.001 par value. Authorized 20,000.0
    shares: issued and outstanding 7,178.9 shares at
    December 31, 1998 and 8,431.0 shares at December 31, 1997           7.2          8.4
Additional paid-in capital ..................................      29,241.0     29,048.9
Treasury stock at cost, 1,279.5 shares at December 31,1998
    and 283.3 shares at December 31, 1997 ...................      (8,054.2)    (1,744.4)
Retained earnings (accumulated deficit) .....................      (2,629.3)     2,506.5
Accumulated other comprehensive income ......................        (869.0)    (1,161.1)
                                                                -----------  -----------
         Total stockholders' equity .........................      17,695.7     28,658.3
                                                                -----------  -----------

                                                                $  41,400.1  $  33,157.1
                                                                ===========  ===========

                               BIOSOURCE INTERNATIONAL, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Amounts in thousands, except per share data)
                                                (Unaudited)

                                                 THREE MONTHS
                                                    ENDED                TWELVE MONTHS ENDED
                                                  DECEMBER 31,              DECEMBER 31,
                                              1998          1997        1998            1997
                                           ---------     ---------   ----------     ----------
Net sales ............................     $ 5,519.6     $ 4,896.5   $ 21,858.6     $ 20,571.8
Cost of sales ........................       2,766.3       1,290.4     13,188.6        6,930.1
                                           ---------     ---------   ----------     ----------
     Gross profit                            2,753.3       3,606.1      8,670.0       13,641.7

Operating expenses:
     Research and development ........         728.6         551.9      2,648.3        2,077.7
     Sales and marketing .............       1,379.8       1,026.1      4,337.5        4,043.0
     General and administrative ......       1,501.7         988.8      4,468.9        3,582.7
     Amortization of Intangible Assets          95.1            --         95.1             --
     Purchased In-process Technology .       4,222.0            --      4,222.0             --
                                           ---------     ---------   ----------     ----------
     Total operating expenses ........       7,927.2       2,566.8     15,771.8        9,703.4
                                           ---------     ---------   ----------     ----------
Operating income (loss) ..............      (5,173.9)      1,039.3     (7,101.8)       3,938.3

Interest income ......................          91.4                      513.4             --
Interest expense .....................        (126.1)                    (215.9)            --
Other income, net ....................          21.6          43.0        133.9          708.1
                                           ---------     ---------   ----------     ----------
Income before income taxes ...........      (5,187.0)      1,082.3     (6,670.4)       4,646.4
Provision for (benefit from) income
  taxes ..............................      (1,094.6)        385.9     (1,534.6)       1,460.0
                                           ---------     ---------   ----------     ----------
Net income (loss) ....................     $(4,092.4)    $   696.4   $ (5,135.8)    $  3,186.4
                                           =========     =========   ==========     ==========

Net income (loss) per share:
     Basic ...........................     $   (0.57)    $    0.08   $    (0.68)$         0.38
                                           ---------     ---------   ----------     ----------
     Diluted .........................     $   (0.57)    $    0.08   $    (0.68)$         0.36
                                           ---------     ---------   ----------     ----------
Shares used to compute net income
  per share:
     Basic ...........................       7,178.7       8,282.9      7,508.8       8,318.0
     Diluted .........................       7,178.7       8,859.6      7,508.8       8,965.2
                                           ---------     ---------   ----------     ----------